September 13, 2024

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

       Re: Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-13357
Dear William Heissenbuttel:

       We have reviewed your June 14, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2024 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 4

1. We note your response to comment 1 and do not agree that a separate section of supplemental disclosure of resources and reserves prepared under reporting regimes other than S-K 1300 would be appropriate to include in your Form 10-K filing, and we do not concur that the proposed supplemental disclosure is consistent with the royalty accommodations under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. Please file an amended Form 10-K filing that excludes mineral resources and mineral reserves that are not compliant with S-K 1300.
 September 13, 2024
Page 2

       Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-
3610 or Craig Arakawa at 202-551-3650.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction